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                  Filed by Orthodontic Centers of America, Inc. pursuant to Rule
                  425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                  Subject Company: Orthodontic Centers of America, Inc. Commission File No.: 1-13457

         THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL BY ORTHODONTIC CENTERS OF AMERICA ON JULY 26, 2001.


                         ORTHODONTIC CENTERS OF AMERICA

                             MODERATOR: JOHN GLOVER
                                  JULY 26, 2001
                                  8:00 A.M. MT


Operator:                Ladies and gentlemen, thank you for standing by, and
                         welcome to the Orthodontic Centers of America second quarter 2001 earnings conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in the question-and-answer session. At that time, if you have a question, you will need to press the 1 followed by the 4 on your telephone. As a reminder, this conference is being recorded Thursday, July 26, 2001. I would now like to turn the conference over to Mr. John
                         Glover, Vice President of Investor Relations. Please go ahead, sir.

John Glover:             Thank you, operator. Good morning, ladies and
                         gentlemen, and welcome to the Orthodontic Centers of America second quarter 2001 earnings conference call.
                         I'm joined this morning by Bart Palmisano, Sr., our Chairman of the Board, Chief Executive Officer, and
                         President; and Bart Palmisano, Jr., our Chief Financial
                         Officer. We appreciate you being with us this morning.

                         Before we get started, I do want to read a statement regarding today's conference call. During this conference call, representatives of OCA may make certain forward-looking statements which are generally to be identified by their reference to a future period or by the use of forward-looking terminology such as the words "anticipate," "believe," "estimate," "expect," "may," "might," "will," "would," or "intend." We caution you that the actual results could differ materially from those that are indicated in our forward-looking statements due to a variety of factors. Information concerning these factors can be found in the company's annual report, Form 10-K, for the year ended December 31, 2000, recently filed with the SEC.

                         In connection with the proposed merger with OrthAlliance, OCA will file a registration statement on Form S-4 with the Securities and Exchange Commission. Investors are urged to read the proxy statement and prospectus that will be part of the registration statement, because it will contain important information about the merger of OCA and OrthAlliance. After the registration statement is filed with the SEC, the registration statement and the proxy statement and prospectus will be available free of charge, both on the SEC's website and from OCA and OrthAlliance by directing a request to either of our investor relations departments.

                         You all should have received a copy of this morning's press release. If you have not, or to obtain a copy on our website, you may go to www.4braces.com to receive one there, or as well by calling us at 904-280-6211.



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                         Finally, this conference call will be archived for 90
                         days, and can be retrieved for replay from our company's website or through the Vcall, On 24, and StreetEvent's websites as well. Now I'd like to turn the call over to our Chief Executive Officer, Bart Palmisano, Sr.

Bart Palmisano, Sr.:     OK. Thanks, John. Once again, we're pleased to report
                         another quarter of superior growth characterized by sound execution. OCA's sustained success is a testimony that a proven operating strategy, when executed well, will succeed. Our results and track record speak for themselves. Most importantly, we're excited about the opportunities ahead and our ability to build long-term shareholder value. We're proud to be affiliated with a superior group of orthodontists who continue to deliver high-quality treatment to patients in their communities. Clearly, the services we provide translate into added value for each practice every day.

                         Let me review some of the highlights for the quarter. Once again, we're pleased to announce another very strong quarter -- the 27th consecutive quarter of either meeting or exceeding street expectations. Earnings per share, up $0.30, were up 25% for the quarter. Net revenues of $82.2 million increased 24.9%, reflecting strong results from growth initiatives. New patient contract dollars, which we feel is the single greatest predictor of future revenues, increased impressively, 27.3%, to a record $150 million in the quarter. Cash yet to be collected on patient contracts as of June 30, 2001 stands at $524 million -- over half a billion dollars. Comparable center net revenue growth was an outstanding 22.6%, continuing a strong trend of internal growth. Cash flow from operations for the six months ended June 30, 2001 was a robust $20.9 million, and is still growing.

                         Clearly, by all important metrics, OCA enjoyed a remarkably strong quarter of continued growth, and we see no change in that outlook for growth ahead, despite much of the rhetoric we hear these days. As I've mentioned to you in prior quarters, while I'm no economist, I can assure that our business is running very well. Much like the purchase of a home or other similarly important once-in-a-lifetime events, orthodontic treatment appears to be no exception. It's generally thought to be a non-postponable event, and our sales figures in new patient contract dollars suggest strongly we're holding up quite well.

                         Finally, as many of you already know, early this past quarter we announced the signing of a definitive merger agreement with OrthAlliance, Inc., one of the nation's leading providers of practice management, and consulting services to orthodontic and pediatric dentistry practices in the United States. While I will address the transaction in more depth later on the call, we believe the transaction makes excellent strategic sense for a number of reasons. Enthusiasm of the doctors. You know, we like the deal and we like their doctors -- they're great guys. We've met most of the doctors in the last several weeks. They're excellent practitioners who can all go to the next level in their practices with OCA's business services. There's a sound transaction structure. We think it's an intelligent deal for OCA. The payment price for the stock of OrthAlliance is predicated upon our having a certain number of doctors sign amendments to their agreements. But remember that 100% of the OrthAlliance doctors come with OCA. The amendments only have to do with pricing.

                         Earnings enhancement. You know, the transaction will be very accretive to OCA, of which many of the OrthAlliance doctors will become shareholders. OCA's proven track record of acquisitions. We've done the same thing with Apple, not to mention the hundreds of other practices we've brought in over the years. And what we're doing now is basically recruiting the OrthAlliance doctors -- the 180-some-odd doctors -- one at a time. The downside to that is that it takes time; the good side is that you have guys that you establish long-term goodwill with. And we're not doing anything any differently with this transaction than we've done for years.




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                         And plus, it's consistent with our strategy. Suffice it
                         to say, the outstanding strategic opportunity and the important growth implications of the transaction -- and we've been fully engaged in committing substantial resources to completing this merger, and building strong relationships with OrthAlliance affiliated orthodontists and pediatric dentists.

                         We're excited about our prospects for growth and our continued ability to build shareholder value. We've focused diligently during the second quarter on meeting with a majority of OrthAlliance outstanding affiliated orthodontists and pediatric dentists, and we continue to be impressed with the high level of professionalism and commitment to quality. We look forward to welcoming these highly regarded and exceptionally talented professionals to our organization sometime late in the third quarter of 2001.

                         So let me turn the call over to Bart, Jr., for a discussion of the finances for the last quarter.

Bart Palmisano, Jr.:     Thank you, Bart. Before I get into the discussion of
                         the quarter, I'd like to just point out an item that was inadvertently left out of the press release. As some of you may have noticed, the income-- net income item doesn't tie out to the individual line items. What happened was, a line item-- "noncontrolling interest"-- was inadvertently left off of the schedule. The noncontrolling interest expense number for the three months ended June 30, 2001, was $190,000. For the six months ended June 30, it was $80,000. And interest month net for the quarter-- for the six months ended
                         June 30, 2001, should be $2,247,000. So just that line item was inadvertently left off, but if you add that to your statements you'll get back to the totals that show for net income.

                         With that, I'd like to discuss that for the three months ended June 30, 2001, the company reported diluted earnings per share of $0.30 per share, a 25% increase over the $0.24 per share recorded for the three months ended June 30, 2000. Net income increased from $11.8 million for the second quarter of 2000 to $14.8 million for the second quarter of 2001, a 25.3% increase. And as Bart discussed, net revenue increased 24.9%, from $65.8 million for the three months ended June 30, 2000, to $82.3 million for the three months ended June 30, 2001.

                         We continue to focus our systems and knowledge on improving our predictor of future growth, which is new patient contract dollars. Again, as Bart discussed earlier, new contract balance this time, for the three months ended June 30, 2001, totaled $149.7 million, a 27.3% increase over the $117.6 million of new contract balances added for the three months ended June 30, 2000. The number of new contracts increased 23.3%, from 38,004 for the second quarter of 2000 to 46,840 for the second quarter of 2001. Both results fell within our expectations for the quarter.

                         Cash flow from operations for the three months ended June 30, 2001, was $5.1 million. As we discussed last quarter, and as was the case last year, the need to make two estimated income tax payments, on April 15 and June 15, and this year's total of $17.4 million, impacted operating cash flow. Given our high pretax margin, income tax payments really do represent a material portion of our cash flow expectations.

                         For the second quarter of 2001, net revenue for centers open for all of the quarter, and the same quarter of 2000, increased 22.6%. We continue to see growth influenced by our licensed assistant program, and we continue to improve internal and external marketing campaigns to maximize efficiency and allow orthodontists to serve a larger patient base while maintaining the highest quality of patient care.




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                         From the second quarter of 2000 to the second quarter
                         of 2001, operating income increased 26.4%, from $18.9 million, or 30.2% of net revenue, to $25.5 million, or 30.6% of net revenue.

                         During the quarter, general and administrative expense increased to 11.1% of revenue during the quarter, primarily as a result of significant additional accounting and legal costs incurred early in the second quarter related to our change of accounting method and the filing of our 10-K in addition to certain noncapitalized costs related to the OrthAlliance acquisition.

                         As in prior quarters, we were able to reduce employee costs as a percentage of revenue and the result of our scheduling efficiency program.

                         For the six months ended June 30, 2001, the company recorded diluted earnings per share of $0.57 per share, a 28.7% increase over the $0.44 per share recorded for the six months ended June 30, 2000. Exclusive of the cumulative effect of accounting adjustment recorded in the first quarter of 2000, net income increased from $21.8 million for the first half of 2000 to $28.7 million for the first six months of 2001, a 31.4% increase. Net revenue increased 27.6%, from $125.1 million for the six months ended June 30, 200, to $159.7 million for the six months ended June 30, 2001.

                         New contract dollars for the six months ended June 30, 2001, totaled $288.1 million, a 29.1% increase over the $223.1 million of new contract balances added for the six months ended June 30, 2000. Again, this performance provides an outstanding opportunity for us to continue to grow at a rapid rate. And the number of new contracts increased 24%, from $73,619 for the first half of 2000 to $91,254 for the first half of 2001.

                         Cash flow from operations for the six months ended June 30, 2001, was $20.9 million, which represents approximately a 21% increase from the six months ended June 30, 2000. We made an equal number of tax payments in both periods. And we continue to rely on internally generated funds for our growth. Small debt drawings over the last couple of years have been the result of Japan operations and the low interest rate there.

                         Finally, for the first half of 2001, net revenue for centers open for all the first six months in the same six-month period of 2000 increased 23.0%.

                         Now, in order to answer some regularly asked questions related to the second quarter of 2001: Our bad debt reserves were 6.1% of gross service fees receivable. Actual bad debt expense booked continues to run higher than bad debt experience, and our reserves are sufficient to cover future and doubtful accounts, we feel. Gross revenue for the three months ended June 30, 2001, was $102.6 million. Net service fees receivable were $44.1 million. Finally, some patient-count roll-forward information. The patient count as of March 31, 2001, was 359,935. We added 46,840 new patient contracts during the quarter. We had 2,783 acquired patients -- and this is the result of the closing of agreements that we had made in prior periods -- those deals finally closed and those patients joined the system. Patients completing treatment were 25,383, and the patients that left before the completion of treatment were 5,055, for a net patient count of 379,105 at June 30, 2001.

                         I'd like to thank everybody for their time this morning, and I'd like to turn it back over to Bart, Sr., for further discussion.

B. Palmisano, Sr.:       OK. Thanks, Bart. By most measures, this was an
                         outstanding quarter for OCA. We enjoyed record new patient contract dollars-- which are sales, again-- and continued superior comp sales net center revenue growth. And strong cash flow from operations.



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                         The chief reasons for our continued success can be
                         boiled down to a number of key factors that are worth bearing in mind: superior execution of a proven growth strategy; sound discipline; singular focus; a winning economic model; and superior revenue and earnings visibility. You know, once again it's worth mentioning on this last point that with-- 76% of our revenues were from patients already in treatment, so you had that visibility. Now under our change of accounting, it's, like, 96, 97% is from old patients in treatment, so the revenue and earnings visibility, which was already incredible, is even more incredible.

                         So let me update you on a number of items we think are essential to our base business going forward. OK, let's talk about the OrthAlliance transaction, kind of give you an update. One of the things, I think, to remember is that, you know, from a strategic perspective all the other orthodontic companies acquired by OCA -- there's no other competition after OrthAlliance for getting -- bringing on other orthodontists. They're a good group of guys. I'm going to talk a little bit about the orthodontic market in the United States in a second. To talk about the deal components a little bit, though, we paid a fixed exchange ratio in proportion to the number of doctors willing to amend agreements. I think we designed it fairly intelligently, and it's actually more accretive at lower percentage rates, but -- because we pay a lesser price, if docs don't sign amendments. But what you need to bear in mind is that because we're acquiring the stock of OrthAlliance, we get 100% of the doctors.

                         Now, it may take, you know, a per -- we had all the docs at closing, that's about 180 orthodontic and pediatric practices. That's important to understand. I think there's been some confusion that we're only going to get 40%. No, the 30% -- had we not achieved a 30% threshold under our merger agreement, we would not -- the merger -- we had the option to opt out of the merger if we chose to.

                         What was important to us in dealing with the special committee and the rest is that we had these percentages in here, because we didn't really have the temperature of the doctors. And we've devoted substantial time and resources to win the doctors over to the OCA model. And I think they were basically blown away by what they heard. We kind of teased one another a little bit about, "Well, we told lies about you guys," and they told lies about us. And all that may have been true, and as I told them -- that our lies were obviously a lot better than their lies were. But they're a good group of guys, and I think that every day as we go through recruiting these doctors -- again, one at a time -- we're winning more and more of them over. A sizeable number of the doctors have indicated their willingness to receive services immediately. And we're working -- in order to do that immediately, even before the closing, we're working on a licensing arrangement whereby OCA can begin to give these services to the doctors. And there are also several doctors who want to adopt the OCA contract, you know, which is the profit-sharing type of contract.

                         We have certain stock-based incentives to the OrthAlliance doctors which expire tomorrow, on July 27. But the dialogue is going to continue, you know, even beyond that date. There may not be the incentives available for signing the amendments, but that's OK.

                         Let me also describe a little bit about what happens. This is also significant to understand. If a doctor's employment agreement expires, what these agreements call for -- the OrthAlliance agreements call for -- is that if an OrthAlliance practitioner decides to leave, which he can do under the contract, he has to move -- he has to leave the practice where it is, move 10 miles away, and he can open a new practice, if he chooses, outside of that 10-mile radius. And OCA would need to find a replacement that would step into the shoes of that doctor. And in most markets that we're in right now, we have OCA doctors who can do that. So the point is that, you know, we feel that the practices that we have are fairly solid. We'd like to, over time, encourage all




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                         the doctors to stay if we can, but if we can't, you
                         know, we're prepared to not give up the franchise or give up the, you know, cash flow in that area. And we're also making sensible presentations, and the consolidation of our corporate resources.

                         We've already downsized Ponte Vedra, and we'll downsize Torrance over time as we bring more of the OrthAlliance doctors, using our efficient Internet-driven business systems. We'll begin to make transitions to our system immediately, even before the merger closes. And believe it or not, our Internet-driven business systems give greater information to the doctors at much lower cost to OCA. And that's where we see our synergies, or overhead, really going down.

                         To talk a little bit about the licensed professional, or our GP initiative -- just to briefly discuss the concept. The ability to attract orthodontists is becoming more and more difficult. And I'll explain that for you in a second. And so one of the alternatives is to extend the current orthodontists that we have. Through our information systems, we determine what markets had basically insatiable patient demand, but we didn't have enough orthodontic power -- the doctor, basically, ran out of time. So we would stop advertising. And we'd typically have one doctor with two offices. And so we began to experiment with having the orthodontist hire a GP to do those kinds of procedures that the orthodontist doesn't like to do, doesn't have to do, but, by state regulation you have to have a licensed professional do it -- like taking the braces off, for example. Very time consuming, but anybody can do it; the orthodontist doesn't have to do that. The orthodontist will determine treatment and dictate treatment, but doesn't really need to have the hand for taking braces off, for example. So what we've done is to experiment with it, and we found that's been immensely successful. One of our first doctors was a Dr. Hector Bush in south Atlanta, where he works about -- our orthodontist hired a general dentist. Dr. Bush works about 13 days a month, and he had put on the books $520,000 in new patient contracts in one month. That's a $6 million run rate.

                         And we've worked out the kinks, and we -- we have to really re-think what a mature center is for us. We used to think it was about a million and a half dollars or so, and now it's nowhere near that. We have about 29 GPs presently working for affiliated orthodontists, and we expect that we can use another 40 to 60 more within our network. We added a couple this quarter. And as we have better experience with this, we'll train the GP assistants -- this will be one of the focal points at our doctors' meeting coming up in October.

                         As far as recruiting, let me talk to you a little bit about, you know, the state of the market. It has always been a challenge. Over the next six to seven years, it's going to be more challenging. The reason being is that the American Association of Orthodontists has indicated that the number of practicing orthodontists in the United States will decline from 9,000 to 6,000. We can't get enough of them. The reason for the decline is the closing of the dental schools, the inability to, you know, attract professors when a professor can earn a half-million dollars in private practice. It just makes it much more difficult. The result is -- and we're starting to see a little bit of it right now -- that more people are retiring, more orthodontists are retiring, than are actually graduating from schools. And it's just a fact of life; it's a fact of the market.

                         The other bit of information that I want to tell you is that the orthodontists perform, by some estimates -- I've heard as low as 30% -- orthodontics performed by general practitioners. About 30% of orthodontics are performed by GPs who are not trained, who take these weekend courses, up to 50%. That's what I'm trying to say. And people are going to demand that orthodontic treatment be gotten, you know, before their kids graduate from high school. And they won't know, they'll -- and the question is, what are we going to do about, you know, these changes that have taken place in the industry?




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                         I think a couple of things. One is, that we continue to
                         work on referrals from existing affiliated orthodontists. We've put in place -- just put in place -- what we call a mentoring program. In other words, we've chosen about ten of our doctors who are really, you know, excellent businessmen as well as orthodontists, and we said, "Look. If you guys want to make a few bucks, this is what we'd like you to do. You will -- of what OCA gets, you guys will have 10% -- a 10% interest, OCA will have a 90% interest. But you have to recruit the doctors, and, using OCA, we'll set them up and get them mentored, this new doctor, to bring him along, to make him the superstar that you are in your practice. And if you've got to invite him down -- that's fine. And that at the end of three years, we will value your interest and OCA will buy it back from you. We'll give you OCA stock -- and I think they were pretty excited about that. It gave them an opportunity to help themselves, and at the same time help us immensely.

                         The other thing is that, you know, we've done a tremendous amount of investigation over about the last year or so. And we've looked at universities and so forth. I think what we've come up with would be the idea of what used to be, in orthodontics, a so-called preceptorship type of program. But it's going to be -- we're going to go for accreditation. It'll be a real school, but -- and we want to make it the finest training school in the world as far as orthodontics goes. But, not doing it the same way that, you know, the dental schools, all of whom are losing money, do it. We would like to use our existing OCA clinics, our doctor resources, and our technological resources. You know, the Internet, which nobody else has. And I think it can be of benefit to our existing practitioners while at the same time -- you know, we'll be able to graduate individuals who are highly qualified and who are being mentored -- they're undergraduate orthodontists for a period of time until they're able to go on their own. In exchange for that, we want somewhere between a five- and seven-year commitment, like ROTC.

                         And it's got to be in communities where the resident is licensed and so forth. We find that there are an incredible number of underserved markets, and the dwindling number of orthodontists won't move to those particular markets. And those communities are underserved, and we want to take advantage of that. It's just out there, you know, ready for a skilled individual.

                         If this program is successful -- this is looking some years down the road -- we'll be able to replace not only our retiring orthodontists, we'll be able to get into markets that are small and underserved, and we'll position ourselves to acquire practices of retiring orthodontists at reasonable costs, not at the kinds of costs that are being paid right now, you know, just to get the services of these guys. It's in the formative stages. We're still working through it. It's not going to have a negative impact on earnings.

                         Let me talk a little bit about international -- I don't want to go too long. In Japan -- we expect Japan to grow about 50 to 75% this year. And it's strictly de novo development. Things are going extremely well. For the last -- about the last four months, the numbers of telephone calls we've gotten have more than doubled, almost tripled, for consultations. And that's because we did some things like reduce prices, better -- our advertising got a little bit better, and we're starting -- where the average orthodontist in Japan that we've seen will start between one and three new patient cases per month, our average last month was about 30 patients per doctor, you know, which is pretty amazing. So that's the power of advertising. And we are going to begin, for the first time, doing some price advertising in Yokohama Prefecture. One of the -- we've talked with the health ministry; the advertising price has been a gray area, we've stayed away from it. And so I got some reports this morning on the number of calls in Yokohama and it's pretty -- it's exceptional. So we'll see; it's one step at a time. But, again, it's an extremely vibrant market. And doctors are calling us now. We don't have any recruiting problem there -- they want to get part of the marketing program; they want to be part of the marketing program.



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                         The same thing is happening in Mexico. We have doctors
                         calling us that want to come in, and we want to add about seven offices by year end. The three offices that we have in Mexico City, they're very profitable, we're collecting the money, the advertising's working extremely well. We've just hired a businessman there to help us to start recruiting orthodontists to get offices open.

                         In Spain we've -- we just started again in February. We're still experimenting with advertising. You know, we're getting a fair number of telephone calls. Will we get those telephone calls into contracts? We'll have to wait and see -- the jury's still out on that. But it's showing some potential.

                         And, you know, we're pursuing opportunities in Taiwan, Korea, and the UK, potentially. We've gotten a lot of interest from that.

                         Technologically -- look, no one comes close to having what we have. I think that one of the things that we did when we visited the -- we set up these regional meetings for the OrthAlliance doctors as we began to tie what our systems were, what we have, and what'll be out shortly. And I think they were quite impressed. And we're getting close to having all of our information accessible on a real-time basis. And I can't tell you how important it is. For example, a problem came up in Japan -- we knew about it immediately. We were putting a lot of contracts on the books, but we weren't collecting as much as we should have been collecting. We found a problem going on in each of the clinics that -- where the clinicians weren't getting certain documents signed, so these electronic transfers weren't being made from banks. But we found out about it immediately. It's the value of having all this on -- real-time information.

                         There's a program called Abbey Road that we're going to roll out at the doctors' meeting. It's already available for them, but we'll officially roll it out; we need to spend some time with them. But basically, it takes -- rather than sending out these reports after the fact, it's real-time. If you want to look at your financial statements real-time, you can. If you want to look at all your statistics real-time, you can. As long as you have the password, you can look at it anywhere in the world. And we have the statistics with our report card system and so forth boiled down into such a small -- into so many concise percentage s, that our doctors understand if they focus on just those simple things, they will do well. And it's really one of our most -- our technological systems are our most under-appreciated assets by the market, yet it's one of the things that's made us different from all the rest.

                         And we really are -- as we get more and more into it, we really are a business services company. You know, the types of business services that we give to orthodontists we could give to lots of other endeavors. And, you know, we're taking a look at -- given the fact that we are going to pick up, I guess, about 25 pediatric dentists from the OrthAlliance transaction, we're forced to get into having systems to handle the -- what our non-orthodontists -- non-orthodontic dentists -- pediatric dentists. And what it allows us to do is -- what it's forced us to think through is the fact that, really, all of our services are pretty generic. The only one that we need to improve on a little bit is the scheduling and billing side, which we have -- which we're working on right now, because we have to.

                         In closing, it all comes down to execution, and we've demonstrated that we know how to grow practices; that we're smart, creative operators and we develop successful solutions in many ways. We're extremely pleased with the results for the second quarter, and we're excited about the opportunities that lie ahead. We're very encouraged about all our growth initiatives and our ability to execute our operating strategy soundly. The business discipline that we've exercised to date will continue to serve us well going forward in building long-term shareholder value.

                         So, operator, I'm sorry I took so long, but I'd like to open things up to questions and answers now.

Operator:                All right, sir. Ladies and gentlemen, if you do have a
                         question at this time, please press the 1 followed by the 4 on your telephone. You will hear a three-toned prompt acknowledging your request. If your question has been answered and you would like to withdraw your polling request, you may do so by pressing the 1 followed by the 3. If you are using a speaker phone today, please pick up your handset before entering your request. Once again, if you have a question at this time, please press the 1 followed by the 4. Bill
                         Bonello with US Bancorp Piper Jaffray, please go ahead.

Bill Bonello:            Yeah, thanks. I have a couple of questions. First of
                         all, just-- you mentioned some of the unusual, or nonrecurring, SG&A expense during the quarter. Is it possible to put a dollar estimate on that?

B. Palmisano, Jr.:       On the dollar amount of nonrecurring?

B. Bonello:              Right.

B. Palmisano, Jr.:       It was about $700,000 to $850,000 of nonrecurring.

B. Bonello:              OK. And would we see some additional nonrecurring
                         expenses in the third quarter related to OrthAlliance, or not necessarily?

B. Palmisano, Jr.:       Yeah, I would expect to see some. I don't know exactly
                         what the amount is at this time, but I would anticipate, probably at a smaller level than this quarter.

B. Bonello:              OK. And then, can you give us any color at all on what
                         July looked like in terms of case starts?

B. Palmisano, Sr.:       Case starts so far-- we've still got a few selling days
                         left, but I think case starts, in terms of per center, are a little bit higher than where they were at this time last year. That's about where we stand.

B. Palmisano, Jr.:       OK. That's just on a per-center basis, and I think
                         we're within expectations as far as what we expect for overall growth.

B. Bonello:              OK. And then, just curious-- on the cash flow, didn't
                         that really grow on a year-over-year basis despite the growth in net income? I'm wondering if you can reconcile the difference for us, then.

B. Palmisano, Jr.:       Yeah, I think that net-- when you do-- when you compute
                         cash flow from operations according to the new accounting method, it was about $4 million last year for the second quarter. It was about $5.1 million this year. So about a 25% growth rate matches our growth rate in earnings and revenue.

B. Bonello:              OK. I was probably looking at an unadjusted number. And
                         then, just a final question-- can you give us any color on where you're at with pricing increases?

B. Palmisano, Jr.:       I think we're about where we stood at the end of the
                         first quarter. We expect probably 60%, two-thirds, maybe three-quarters of our centers to have increased fees by the end of this year from $109 per month to $119 per month. And we'll continue to evaluate the fee increase. We expect some fee increases next year as well, but we're evaluating those to see where it makes the most sense, where we're not affecting elasticity too much.

B. Bonello:              OK. And that 60 to 75%, that includes the 30% or so
                         that raised fees last year, or is that additional?

B. Palmisano, Jr.:       That includes those that raised fees last year.

B. Bonello:              OK. Great, thank you very much.

Operator:                Vinit Sethi with Green Light Capital, please go ahead.

Vinit Sethi:             Yes, I have three questions. My first is, when are you
                         planning on filing the SEC merger proxy for the deal?
                         And I was wondering if you could talk about, then, how the calendar leads to a closing in the third quarter?
                         My second question was, can you forecast operating cash flow, or reiterate the previous forecast for operating cash flow, for the rest of 2001? And then also, what percentage of the OrthAlliance doctors have signed up for you thus far, and what percentage have agreed to convert to your system? Or, to your economics?

B. Palmisano, Sr.:       Why don't you answer the first one, Bart. When are we
                         going to file the--?

B. Palmisano, Jr.:       We expect to file the S-4 very shortly; in a matter of
                         days. And I think that the timing of it will relate to any SEC review; whether or not they decide to review the document. That will dictate when the closing comes.

                         As far as cash flow from operations for the year, we talked in terms of $45 to $50 million the last time we spoke to the market, and we're still comfortable with that number. Bart, do you want to talk about where we stand as far as doctor signings?

B. Palmisano, Sr.:       Yeah. In terms of-- you know, once again, to reiterate,
                         when we acquire the stock of OrthAlliance, we acquire the assets, the biggest asset being all the 180 business services consulting agreements that
                         OrthAlliance has. In terms of doctors who have said they want immediate business services from us, it's somewhat over about 40% at this point. But we're on the phone constantly talking with them. I think it's going to be a matter of-- they'll all adopt it, because we basically said, "Look, you know, you're paying for it anyway. Now, it's for free. These are services you aren't getting, and would you like to have more, you know, purchasing power? Would you like to have, you know, all this-- the free accounting, the Abbey Road, knowing where you stand, all the statistical, etc.
                         etc.? Computer systems-- would you like to have them for free?" And all those things.

                         So it's -- what we're overcoming is the fact that we are a -- there were a lot of lies told about each one of us. We were told -- it was told that we controlled their practice, we told them what to buy, etc. And I think that the remaining doctors will ultimately sign up, you know, given a little time and given some success.

V. Sethi:                So at this point the other 60% haven't yet signed up,
                         even though they're getting the services for free?

B. Palmisano, Sr.:       Let me explain to you again. We get 100% of the
                         doctors-- about 180 of the doctors. The 40% is an amazing percentage , for them to-- they're clamoring right now. That's why we have to sign this licensing agreement. They don't want to wait until the close of the merger. And so we've put together a licensing agreement which the lawyers should finalize in a day or so. That is an amazing percentage .

V. Sethi:                OK. And then my-- the other thing I had was, how many
                         have signed up for the economics?

B. Palmisano, Sr.:       What economics?

V. Sethi:                How many have switched over to the OCA profit-sharing
                         arrangement?

B. Palmisano, Sr.:       I don't know what that percentage is at this point.

V. Sethi:                OK. Thank you.

Operator:                Arthur Henderson with Jefferies. Please go ahead.

Arthur Henderson:        I just had one question. Excluding the potential ORAL
                         transaction -- the doctors that come over with that transaction -- what sort of doctor additions are you expecting for the remainder of the year? Are they going to be as low as they were, I guess, during this last quarter?

B. Palmisano, Sr.:       Well, let me tell you. To try to-- the answer is that
                         we're devoting, you know, resources to getting all of our systems integrated with these-- this 180
                         OrthAlliance doctors. It's-- we're spending our time on doing that right. You know, the possibility is that, you know, it could be as low, because we're just-- it's just taking time to do. But any time you have a chance to sign up 180 doctors, you know, in one fell swoop, you know, I think that you need to devote some time and get it done properly. And that's what we're doing.

A. Henderson:            Then I think the same logic will be applied to the
                         actual acquisitions of other practices beyond what you're doing with ORAL.

J. Glover:               I'm sorry-- what's your question, Arthur?

A. Henderson:            Well, the question was, I noticed that you didn't have
                         any -- the only centers that came on line this particular quarter were developed centers. And that there weren't any individual acquisitions of individual businesses or small orthodontic practices. And I assume that the same logic applies to acquisitions excluding
                         ORAL for the rest of the year.

B. Palmisano, Sr.:       You know, I think that you probably ought to assume
                         that. You know, the point at which, you know, ORAL-- you know, we get it to the point that's fully integrated, then I think there are huge opportunities going forward.

A. Henderson:            OK. Thanks, guys.

Operator:                Michael Baker with Raymond James. Please go ahead.

Michael Baker:           Yes. I had a question with respect to the consolidation
                         of headquarters. Was wondering if there are going to be any incremental savings as a result of that beyond the $7.4 million that you had outlined earlier as part of back office savings relating to the merger?

B. Palmisano, Sr.:       The answer's yes -- there will be some savings from
                         that.

M. Baker Do you have that incremental piece quantified yet, or the timing of when that might be realized?

B. Palmisano, Sr.:       Well, it's being realized, I guess, as we-- over the
                         next couple of months. But we-- I don't have it quantified yet. We're still working on it. We're going to do-- I think one thing that can be said is that our business has changed a lot, you know, since 1994, 1995.
                         Mike, I'll give you an example. Training, for example.
                         The type-- we'd done training, I think, you know, where we had a training group that they really weren't busy very often; it depended on sometimes they were very busy, sometimes they weren't busy, and it was dependent upon the numbers -- you know, the amount of recruiting. The training that we're going to do now will be this. But now, vs., you know, 1994, now we have whatever it is -- 600 centers, really excellent managers, you know, skilled people. So when someone comes on, the training that will be done, it's much more technical than it ever was before. That was a little bit of a problem. So they'll come down to Metairie, they'll spend a few days going over, you know, the Walrus and the technical parts of it, and then they will spend a couple of weeks with an existing office in our area, and learn all the aspects of it, just I guess like Holiday Inn does, when you see -- or Hilton, you know, when you see trainees. That didn't exist before.

                         They'll do that and then when they get into their own office, it's going to be a much more -- and if we need to send a person for the grand opening, some period of time. So the point being is that you don't need a huge training center with lots of people waiting to train people, but you take advantage of the resources that you currently have. That's an example of some of the synergies that will come out of all this.

M. Baker:                And then, I had one point of clarification. The 40% or
                         over 40% that you referenced earlier-- do those represent doctors that have extended to three years, remain under the OrthAlliance economics, and have agreed to use your business systems? Is that correct?

B. Palmisano, Sr.:       That's correct. Those are the ones that want it--

M. Baker:                Thank you.

B. Palmisano, Sr.:       They want it immediately.

M. Baker:                No, I hear you. I just wanted to clarify that.

B. Palmisano, Sr.:       OK.

Operator:                Robert Mains from Advest, please go ahead.

Robert Mains:            You get all the OrthAlliance orthodontists and you've
                         got somewhere, you know, 40% or so have converted over to your systems and the three-year hitch. Of the remainder, are there any that are saying, "Look, I don't want anything to do with you," and you're negotiating to have them buy back the practices?

B. Palmisano, Sr.:       Oh, yeah, there are some. But they're not-- you know,
                         they've basically said-- under their agreement, they can go 10 miles down the road. Some have said, "Well, gee, we'd like to buy our practices back." OK. Well, we'll negotiate that when the time comes, and we'll talk to them when the time comes. And there are some of those. And if they do want to do that, we'll just evaluate it on a circumstance-by-circumstance basis, the way we've always done. And we'll see. But the fact of the matter is that if, let's say, a doctor purchased-- we negotiated some buyout of the practice.
                         You know, it's our intention to take that money and to, you know, reduce debt with it.

R. Mains:                So in terms of modeling, shall we assume that a
                         substantial proportion of the OrthAlliance revenues end up on your books and probably some of those will grow a little faster than others?

B. Palmisano, Sr.:       Yes.

R. Mains:                OK. You mentioned Japan, you expect 50 to 75% growth.
                         Is that in offices, or is that in revenues, or both, or what's the metric there?

B. Palmisano, Sr.:       Probably in revenues and offices. Things are going real
                         well over there right now. And just-- you know, what we're trying to do is to-- it's kind of a different model, I think, than exists here. You know, the saner model to have there is to have a senior orthodontist. And there are so many of these, I guess what I'll call associate orthodontists that don't mind being to some degree subservient. They don't want to be businessmen. But we'd like to-- you know, we're thinking maybe have one orthodontist and three associate orthodontists under him, say operating three offices or even four offices, and having-- you know, and sharing teams and so forth.
                         So we're not focusing on recruiting doctors right now, we're focusing on-- with the information we get concerning telephone calls where we don't have any offices, we're getting offices built in those areas, Yokohama being-- and the Chiba. I don't know how familiar you are with Tokyo. And there's one other one at Kobe. We're getting an immense number of telephone calls, because we have-- it's like a 1-800 number-- it's a nationwide number-- in the advertising. So that the advertising costs can spread, the doctor costs can spread, the employee costs, which are to some degree fixed, get spread. That's what we're working on right now.

                         And I think, you know, we may be at the point -- we had a board meeting yesterday, and I think some of the directors said, "Well, why don't you go back and take a look at taking that thing public? See what McDonalds did." You know, McDonalds just -- which was owned 50% by Japanese -- by Japanese individuals and 50% by McDonalds -- went public in Japan because a much higher multiple was gotten. Or -- I don't even know if it's closed yet, but I'm going to investigate that. But it really is starting to take off now.

R. Mains:                So of the eight centers you developed in the quarter,
                         were any of them in Japan?

B. Palmisano, Sr.:       Three.

R. Mains:                Three? Were the other five in the U.S.?

B. Palmisano, Sr.:       Yes.

R. Mains:                OK. And the two professionals that you recruited, are
                         those both U.S.?

B. Palmisano, Sr.:       Yes.

R. Mains:                Both dentists, or orthodontists?

B. Palmisano, Sr.:       Both GPs.

R. Mains:                OK. And did you have anyone retire or anything else?
                         That two is a net number as well?

B. Palmisano, Sr.:       Yeah.

R. Mains:                OK. And then, what number-- I think I just heard you
                         wrong, and then I'm done. In the commentary, total contract balances out of the end of the quarter?

B. Palmisano, Sr.:       Yeah, $532 million.

R. Mains:                OK, very good. Thanks.

Operator:                Doug Simpson from Merrill Lynch, please go ahead with
                         your question.

Doug Simpson:            Hello, everybody. Just as a point of clarification --
                         not to beat a dead horse here, but I'm just trying to understand -- what is the difference in terms of contribution to OCA's financial results if 40% of the OrthAlliance doctors amended their agreement as opposed to 100%? What would the impact be on your -- on OCA's reported financials post-merger?

B. Palmisano, Sr.:       If none of them signed this amendment, then 100%--
                         there would be no change. In other words, we'd still get all the revenues from the 180 doctors.

D. Simpson:              OK.

B. Palmisano, Sr.:       OK? Let me just give you some reasons we even wanted
                         this amendment in here. When we first made the deal with OrthAlliance and we had-- you know, we had to go through this-- meet with a special committee and so forth, we could not speak with any of the doctors. One of our dearest philosophies is that we only want doctors who are going to come-- who are going to be happy, who want to come with us. And we knew about the competitive bad blood that existed prior to going in.
                         But we couldn't talk to all the doctors because of confidentiality. So we said-- I basically said, "Look, guys. We're not"-- to the special committee-- "we can't wind up paying, you know, some amount of money and wind up with two doctors. What we have to do is to feel, you know, the pulse. We have to be able to meet these guys, go talk with them, show them what we have." And I think we negotiated-- that's how we came up with a 30% threshold. What we did want-- we wanted the doctors to sign something, even thought it wasn't anything that dramatic, because we felt that the OrthAlliance contract was pretty decent. We wanted them to sign something. We said, "OK. Special committee-- for this merger to go through, we want 30% to sign amendments that say two things. One, that they extend to three years their current commitment; and, No. 2, that they immediately adopt OCA's systems."

D. Simpson:              So it's more of a good-faith type of initiative as
                         opposed to an accounting impact.

B. Palmisano, Sr.:       Oh, right. Right.

D. Simpson:              There's no-- OK. OK. And then I guess at the time of
                         the deal, back in May, you were talking about expected synergies in the neighborhood of $0.09 cents, you know, too, and then on top of that you were looking for further synergies about in the neighborhood of $7.5 million. As you guys have gone through it and had some more time to work on it, has there been any change in that at all, or are those still the ranges you're looking for?

B. Palmisano, Sr.:       Those are still the ranges that we're looking at right
                         now.

D. Simpson:              OK. And just as a point of clarification, because the
                         consensus numbers have widened, the $0.09 accretion, is that-- have you given a sense as to what base that would off of?

B. Palmisano, Sr.:       That was based on a 60% sign-up rate with-- 60% sign-up
                         rate, assuming that this-- that the goodwill amortization rules are going to affect, as everybody expects them to.

J. Glover:               [Unintelligible] and that 40% difference also assumed
                         our [unintelligible] that went away immediately, which I guess B. Palmisano, Sr.:, has alluded to. We don't believe that's going to happen. That's a very conservative approach.

B. Palmisano, Sr.:       Right.

D. Simpson:              OK. So you were assuming that 40% of the doctors just
                         walked away? Just went 10 miles away and opened up another practice?

J. Glover:               Right. End of revenue stream at that [unintelligible].

D. Simpson:              OK. That was my confusion for the-- because it didn't
                         seem like there was any impact on the bottom line. I was curious why the 60% was a key number.

B. Palmisano, Sr.:       Yeah. I think-- the other thing to consider, too, is,
                         when we talk about the $0.09, we did mention that some of that is going to be given back to the doctors in terms of incentives; in terms of additional stock to sign up earlier, participate in various programs.

D. Simpson:              OK.

B. Palmisano, Sr.:       So I think that-- there are those factors that need to
                         go into it as well.

D. Simpson:              OK. And then, just-- maybe just one last question. What
                         was your amortization of goodwill expense in the quarter?

B. Palmisano, Jr.:       It was a little over $2 million. And that's just
                         amortization of our identified intangibles.

D. Simpson:              OK, great. Thank you.

Operator:                Bob Plezia, RJJP, Inc. Please go ahead.

Bob Plezia:              To the question somewhat related to the U.S. markets--
                         your starts per ortho has been practically double what the average is, and your growth rate has been factors greater. If this continues, your "share" of market, which you haven't talked about, is going to be more significant. Have-- given those parameters, have you felt any effect anyplace around the country regarding the economy that's softening in the manufacturing end?

B. Palmisano, Sr.:       Not in any of our-- in our major markets. There have
                         been one or two places where there have been issues that we've had to address in that regard, but nothing anywhere near material. We really haven't seen a tremendous impact of any kind.

B. Plezia:               OK. And just going back-- I must have missed it-- in
                         your talks with AAO you talked about the number of orthos going from 9,000 to 6,000. In what time period was that?

B. Palmisano, Sr.:       Five to seven years.

B. Plezia:               Thank you. That's all I have.

Operator:                Jan VanBergen, U.S. Growth, please go ahead.

Jan VanBergen:           Good morning, gentlemen. Two questions. First, just on
                         the numbers on the OrthAlliance. You keep on quoting in your press releases 226 professionals, but you also then just talk about 180. What's the different between the two numbers?

B. Palmisano, Sr.:       I think the differences are-- represent associate
                         doctors. I think the 182 represents practices; there may be multiple doctors in the practice.

B. Palmisano, Jr.:       The rest represent, not dentists, but associate
                         orthodontists, meaning not owners of the practices but employees of other orthodontists.

J. VanBergen:            I see. So you actually do-- you have to-- if you've
                         signed everyone up you'd have to do 180 different legal entities.

B. Palmisano, Sr.:       Right.

J. VanBergen:            OK. The second question regards with your consolidation
                         on the Florida operation into Metairie. How many people, you reckon, will lose their jobs over that? And secondly, what level of seniority? What I'm trying to get a feeling of is the people you'll be losing, you know, above the clerical level or something.

B. Palmisano, Sr.:       We've done a lot of research. In fact, we spoke to the
                         employees and did the closing of the downsizing on Tuesday. And I would-- in terms of, you know, senior-level individuals, I mean, I don't think that they were really-- what we did was, you know, was to find out that we had kind of gotten into this sort of thing where you have people answer the telephone, not know the answer to a question, refer it to somebody in Metairie because it's become so technical. And now-- so to a large extent, by just transferring the telephones here, they can go directly to the department head that handles a particular function, so you don't have a middle man. There was a lot of that. There was a training I mentioned earlier. In terms of numbers of people, I would guess probably about-- we've asked, I would say, about 10 people or so to relocate here to New Orleans, and that's all positive. And maybe, I'd say, 15 people or so might have been let go. And construction is going to remain in Ponte Vedra.

J. VanBergen:            [Inaudible] So -- and the people who are relocating
                         from Florida to Louisiana -- I'd have thought that not many people wanted to do that, quite truthfully, but maybe I'm being unfair to Metairie.

B. Palmisano, Sr.:       [Laughs] Well, maybe you are. No, actually, we're a
                         suburb of New Orleans, and New Orleans is really a delightful place to live. We have a very deep culture.
                         And I think the people that have come over, we've invited them over, have-- they've enjoyed what they've seen. And they just love the company. And they're good at what they do. And, you know, it's an opportunity for them. No one has moved here yet-- we've only started talking with them. But we've got a lot of positive response. So, you know, we're pretty positive about it.

J. VanBergen:            Right. So, I mean, of your sort of, say, middle
                         management or senior management, you would lose, what, two or three people or something like that maybe?

B. Palmisano, Sr.:       As far as senior management goes, none. As far as--

J. VanBergen:            Senior management being what-- the top 10 people in the
                         company, that sort of--?

B. Palmisano, Sr.:       Yeah, I'd say. And, you know, as far as middle
                         management, it-- not very many.

J. VanBergen:            So it shouldn't have a negative -- because I've been
                         picking up mixed signals. A lot of -- some people saying it's good and some people saying it's just terrible and you're ruining the company.

B. Palmisano, Sr.:       Well, I think that-- in fact, I went home last night.
                         My wife pointed out to read these message boards about, you know, some of the really negative comments. And those are from employees, I can assure you. The fact of the matter is, it's something that probably should have been done a long time ago. You can't have two headquarters and, you know, with this OrthAlliance thing facing us as well, you have to consolidate. It's very difficult-- the reality is that you had two leaders. It just got to be very confusing and kind of unproductive. I mean, that's the reality of it. And it's something that, whether it's me or somebody 10 years from now that does it, it just had to get done.
                         And it was painful, it wasn't fun, but we felt it was in the best interest of the business.

J. VanBergen:            Interestingly enough, in the field -- I'm not talking
                         about the Website stuff -- but from the field there's quite a few people say actually it'll make the whole thing -- they said this, actually, before you did it.
                         That it was going to make the whole thing considerably more efficient [unintelligible].

B. Palmisano, Sr.:       Yes, I think it will.




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J. VanBergen:            Also, just going back to the -- I'm sorry to beat a
                         dead horse, but I thought I understood, and I find I now don't. If the 40% of 180 doctors for OrthAlliance -- they've signed an agreement. Presumably you get revenue from those 40 -- I'm not talking about what you would receive. But if they go into your profit-sharing agreement, you actually will make -- you make additional money, don't you?

B. Palmisano, Sr.:       Well, to the extent that some of them might choose to,
                         that might be true. But I think at this point-- and we're encouraging them that eventually to change to our method of doing things-- and for that extra revenue we would give them some restricted shares in OCA. But I don't think that we have very many of those who've chosen to do it yet, only because we're just trying to get the services out. One step at a time. I think eventually, you know, hopefully we encourage them to do some of the other things. Because, you know, they do benefit from-- right now if they want to build a new office, they need to fund it themselves. If they want to advertise, they need to fund it themselves. We'd like to-- you know, we think the sharing makes more sense. I think that those are opportunities for us to get doctors to convert to our plan.

J. VanBergen:            OK. And also, these 40, though, you won't be-- 40%--
                         you won't be advertising for them. I mean, they-- advertising isn't part of the deal; or is it?

B. Palmisano, Sr.:       No, it's the same agreement as they have with
                         OrthAlliance. And there are a couple of -- there's at least one, I think, advertising practice included in that 40%, and it would just be the same economics as before, unless that person wants to change.

J. VanBergen:            OK. Thank you.

Operator:                Jeff Hanissian, Forstmann Asset Management. Please go
                         ahead. Jeff Hanissian, your line is open for a question. Bill Bonello, please go ahead with your follow-up question.

B. Bonello:              Hey, guys. Just a couple of points of clarification.
                         One, to the earlier question about the accretion. I'm not sure if I understood your answer, Bart. You said that the $0.09, then there'd be some give-back to the doctors. Are you saying that it's $0.09 assuming the give-back to the doctors, or are you saying that the accretion, you actually believe, will be less than $0.09?

B. Palmisano, Sr.:       We've always talked in terms of $0.09 before some
                         give-back of a few pennies to the doctors. Let me try to explain. First of all, in terms of our figuring out-- you may or may not be aware of this, but when we came up with the $0.09, we assumed that if only 40% of the doctors would stay in-- 60% would stay in, and that 40% would eventually leave; would buy out, do whatever, at some miniscule price. That was baked in. So we came up with this $0.09 cents. For the part that-- the part of the accretion that's going to be-- would be given away, is if we go from 60% to 75%. If you look on one of the websites, you know, you see that we're giving away some of that extra accretion, you know, above the $0.09.

B. Bonello:              OK. So it's $0.09, a minimum from your perspective.

B. Palmisano, Sr.:       Yeah.

B. Palmisano, Jr.:       Yeah, I'm sorry; I had that incorrect.

B. Bonello:              OK. And then, just again, like everybody else, beating
                         a dead horse, but I think people care about this. I understand you get 100% of the revenue regardless, but I also understand that-- I think there's a threshold at 51% in terms of what you pay for OrthAlliance when 51% of the doctors have signed a contract extension to three years. And if I hear you right, you are saying you have not reached that threshold yet?



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

B. Palmisano, Sr.:       Right.

B. Bonello:              OK. And are, I mean, are you high 40s? Or-- I was of
                         the impression you were pretty close to that threshold.

B. Palmisano, Sr.:       I think we're pretty close to 40%. Slightly above 40%,
                         I believe.

J. Glover &              Yeah. Right.
B. Palmisano, Jr.:

B. Bonello:              OK. Great. And then, of that-- I don't know if you can
                         answer this or not, but, you know, going back to your model where you assumed the doc-- if 40% of the doctors who could leave would leave, do you know what percentage of those founding doctors whose contracts come up in, I think, August of next year, do you know what percentage of those doctors have signed a contract extension?

Several:                 I don't know.

J. Glover:               I've got the tally, Bart. It's consistent with the
                         numbers [unintelligible]amendment. So, you know, about
                         40-ish%-- somewhere in there.

B. Bonello:              OK. So-- OK. All right. And then, finally, just
                         switching gears, somebody asked you about Japan, and you had made a comment about not really being focused on adding doctors, and I guess-- I just want to make sure I understand that. So, should we not look for you to add more doctors in Japan this year? And what's your thinking for `02?

B. Palmisano, Sr.:       Well, if we never get to add another doctor, I'll be
                         just happy, as long as we add patient contracts. And I will tell you and everybody else once again, that this focus -- the orthodontic industry is changing. There are more and more ways to extend orthodontists that exist. And to continue to focus on adding practitioners is-- doesn't equate, necessarily, to growth. To me, it's taking advantage of the resources that you have in place and extending them. And there are any number of ways that you do that. In Japan-- if a doctor, let's say, in the United States, you know, can start comfortably 50 patient cases a month, and if in Japan you have each office starting about 15 a month, the models-- and then they have assistants that they can use, why recruit more orthodontists? You know, why not use the orthodontists that you have? They can make more money, they can have these-- we have any number of doctors who would-- young doctors who want to sign up with us and don't want to be owner-operators. Why continue to use the U.S. model with one doctor? Why not begin to extend it out a little bit? Now, you know, we-- and I think that what the market needs to focus on-- and maybe we need to do a better job at explaining that to them-- is the increase in new patient contracts. Those are the sales. Our sales are not recruiting doctors. So any kind of modeling that's done-- you know, for I think you analysts that were with us in 1995 and 1996, the best we could do, because we had all de novos and were just starting up, is say, "OK. Take doctors, multiply by the number of starts per office." But it's a whole different ballgame now.

B. Bonello:              OK. Thank you.

B. Palmisano, Sr.:       Right.

Operator:                Adam Weiss, Merrill Lynch, please go ahead with your
                         question.

Adam Weiss:              Hi, Bart.

B. Palmisano, Sr.:       Hey, Adam.




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

A. Weiss:                What's the plan if you take on an OrthAlliance doctor
                         who wants to sign up for the advertising plan and so forth-- I don't know if you covered this already-- and is pretty close to an existing OCA doctor?

B. Palmisano, Sr.:       Well, we actually have-- in Atlanta, for example, we
                         have an OrthAlliance doctor who's advertising-- probably one of the biggest practices in OrthAlliance.
                         And we've been coexisting for years, and both doing pretty well out there. If that's the most -- if-- that's a situation that we're resolving with the two doctors right now. And they're both, you know, good guys and understand that-- how we'll ultimately resolve that in terms of, do we advertise under one name or what we do, I'm not really sure at this moment. In terms of an OrthAlliance doctor who wants to advertise all of a sudden where one of our guys is, you know, I think that-- there aren't any who want to advertise.
                         They're growing their practices internally now. In a place of conflict that we have our-- in Tallahassee, we had to resolve that. Just one doctor there. Just the one in Atlanta. And I think there's one other.

A. Weiss:                So it's not a major issue; it's not popping up,
                         gushing. It's not keeping you from adding doctors because one guy's a mile away and you see the other person as a competitor.

B. Palmisano, Sr.:       Correct.

A. Weiss:                OK. That's pretty much all I had; thank you.

B. Palmisano, Sr.:       All right, Adam.

Operator:                Scott Schefrin with Bear Stearns, please go ahead with
                         your question.

Scott Schefrin:          Yes. If you're slightly above the 40% right now, what--
                         how many shares of OCA will you be giving to the OrthAlliance shareholders at this time? What's that ratio?

B. Palmisano, Sr.:       Do you know it that is, John or Bart? It's in the
                         document.

S. Schefrin:             There's a cutoff, I think, at 41%. If you're above 41%,
                         I think it goes to 0.11, but if you're below 40-- if you're 31 to 40, it's 0.10.

J. Glover:               At 40% the less [unintelligible], 50% is 0.1106.

S. Schefrin:             And so you're at that level at this time-- the 0.11,

J. Glover:               Yes.

S. Schefrin:             OK. Would you expect that to ultimately be the final
                         number of shares you'd have to give out, then, so we could calculate that now, basically?

J. Glover:               Scott, that's-- you know, it's a bit premature, I
                         think. I think Bart alluded to the fact we've got a deadline tomorrow wherein most of the doctor stock incentives expire. So this is a bit premature. And, the final fixed exchange ratio is a function of those that have made those amendments or taken on OCA contracts at closing. So as Bart mentioned, the dialogue continues from beyond tomorrow all the way till the day of the closing.

S. Schefrin:             OK, yeah, that's great. And lastly, when do you expect
                         to file a proxy for that, and we could read more?

B. Palmisano, Sr.:       Within a matter of days.



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

S. Schefrin:             Great. Thank you very much.

J. Glover:               Operator, I think that's about it. We've been on for
                         quite a while.

B. Palmisano, Sr.:       Well, everyone, thanks very much. We appreciate all of
                         your interest. I hope we got a few things clarified today. And we thank you very much for your time. We'll talk to you soon. That's it, operator.

Operator:                Thank you. Ladies and gentlemen, that does conclude the
                         conference for today. You may all disconnect, and thank you for participating.



CERTAIN STATEMENTS CONTAINED IN THIS TRANSCRIPT MAY NOT BE BASED ON HISTORICAL FACTS AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THEIR REFERENCE TO A FUTURE PERIOD OR PERIODS OR BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "MAY," "MIGHT," "WILL," "COULD," "WOULD" OR "INTEND." THESE FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, THOSE RELATING TO OCA'S GROWTH, OCA'S OPERATIONS AND RECRUITING, SHAREHOLDER VALUE, OCA'S PRICING OF SERVICES, OCA'S REVENUES, BENEFITS TO ORTHALLIANCE'S AFFILIATED ORTHODONTISTS AND PEDODONTISTS, FILING OF THE REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC, OCA'S PROVISION OF SERVICES TO ORTHALLIANCE'S AFFILIATED ORTHODONTISTS AND PEDODONTISTS BEFORE COMPLETION OF THE MERGER, AND EFFECTS, BENEFITS, PROSPECTS AND COMPLETION OF THE MERGER. WE CAUTION YOU NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS TRANSCRIPT IN THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS, DUE TO A VARIETY OF FACTORS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, FAILURE OR DELAY IN OBTAINING REQUIRED STOCKHOLDER APPROVAL, THE COMPANIES' FAILURE TO CONSUMMATE THE MERGER, INABILITY TO SUCCESSFULLY INTEGRATE THE COMPANIES AFTER THE MERGER, ADVERSE CHANGES IN THE COMPANIES' FINANCIAL RESULTS AND CONDITIONS, CHANGES IN GENERAL ECONOMIC CONDITIONS AND BUSINESS CONDITIONS, CHANGES IN OCA'S OPERATING OR EXPANSION STRATEGY, THE ABILITY OF OCA TO ATTRACT AND RETAIN QUALIFIED PERSONNEL AND ORTHODONTISTS, THE ABILITY OF OCA TO EFFECTIVELY MARKET ITS SERVICES AND PRODUCTS, OCA'S EXPECTATIONS AND ESTIMATES CONCERNING FUTURE FINANCIAL PERFORMANCE, FINANCING PLANS AND THE IMPACT OF COMPETITION, ANTICIPATED TRENDS IN OCA'S BUSINESS, EXISTING AND FUTURE REGULATIONS AFFECTING OCA'S BUSINESS, OCA'S DEPENDENCE ON EXISTING SOURCES OF FUNDING, AND OTHER FACTORS GENERALLY UNDERSTOOD TO AFFECT THE FINANCIAL RESULTS OF ORTHODONTIC PRACTICE MANAGEMENT COMPANIES, AND OTHER RISKS DETAILED FROM TIME TO TIME IN OCA'S RELEASES AND ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE UNDERTAKE NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE ON WHICH SUCH STATEMENTS WERE MADE.

IN CONNECTION WITH THE PROPOSED MERGER, OCA WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, OCA AND ORTHALLIANCE. AFTER THE REGISTRATION STATEMENT IS FILED WITH THE SEC, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FREE OF CHARGE, BOTH ON THE SEC'S WEB SITE (WWW.SEC.GOV) AND FROM OCA AND ORTHALLIANCE BY DIRECTING A REQUEST TO ORTHODONTIC CENTERS OF AMERICA, INC., 5000 SAWGRASS VILLAGE CIRCLE, SUITE 30, PONTE VEDRA BEACH, FL 32082, ATTENTION:
INVESTOR RELATIONS, OR TO ORTHALLIANCE, INC., 21535 HAWTHORNE BOULEVARD, SUITE 200, TORRANCE, CA 90503, ATTENTION: INVESTOR RELATIONS. ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH SUCH MERGER. INFORMATION ABOUT THE PARTICIPANTS IN THE SOLICITATION, INCLUDING THEIR INTERESTS IN SHARES OF ORTHALLIANCE'S COMMON STOCK, IS SET FORTH IN ORTHALLIANCE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 FILED WITH THE SEC. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.



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